                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            EXCEL LEGACY CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                             PRICE ENTERPRISES, INC.
                        (NAME OF FILING PERSON (OFFEROR))


       9% CONVERTIBLE REDEEMABLE SUBORDINATED SECURED DEBENTURES DUE 2004
                  10% SENIOR REDEEMABLE SECURED NOTES DUE 2004
                        (TITLES OF CLASSES OF SECURITIES)

                             300665AA4 (DEBENTURES)
                                300665AB2 (NOTES)
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                             PRICE ENTERPRISES, INC.
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                COMMUNICATIONS ON BEHALF OF THE FILING PERSON(S))

                                   COPIES TO:

           SCOTT N. WOLFE, ESQ.                       SIMON M. LORNE, ESQ.
          CRAIG M. GARNER, ESQ.                       MARY ANN LYMAN, ESQ.
            LATHAM & WATKINS                      MUNGER TOLLES & OLSON LLP
   12636 HIGH BLUFF DRIVE, SUITE 300         355 SOUTH GRAND AVENUE, 35TH FLOOR
      SAN DIEGO, CALIFORNIA 92130              LOS ANGELES, CALIFORNIA 90071
            (858) 523-5400                            (213) 683-9100

                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
  ---------------------                                    --------------------
       $51,307,000                                                $10,262

* Estimated solely for the purpose of calculating the registration fee required by the Securities Exchange Act of 1934, as amended. This fee has been computed pursuant to Rules 0-11(a)(4) and 0-11(b)(2) under the Exchange Act and is based upon 100% of the outstanding principal amount of the Legacy Debentures and Legacy Notes as of August 3, 2001.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $12,827         Filing party: Price Enterprises, Inc.
Form or Registration No.: 333-61622       Date Filed:   May 25, 2001

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1
[ ] going private transaction subject to Rule 13e-3
[x] issuer tender offer subject to Rule 13e-4
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

     This Tender Offer Statement on Schedule TO relates to the offer by Price Enterprises, Inc., a Maryland corporation ("Enterprises"), to exchange shares of its 8 3/4% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the "Enterprises Series A Preferred Stock"), for all outstanding 9% Convertible Redeemable Subordinated Secured Debentures due 2004 (the "Legacy Debentures") and 10% Senior Redeemable Secured Notes due 2004 (the "Legacy Notes") of Excel Legacy Corporation, a Delaware corporation ("Legacy"), upon the terms and subject to the conditions set forth in the Consent Solicitation Statement/Prospectus dated August 7, 2001 and in the related consent and letter of transmittal (which, as amended or supplemented from time to time, together constitute the "Exchange Offer"). The Legacy Debentures and Legacy Notes will be valued at par and the Enterprises Series A Preferred Stock will be valued at $15.00 per share for purposes of the Exchange Offer, and each $1,000 in principal amount of Legacy Debentures and Legacy Notes tendered will be exchanged for 66.67 shares of the Enterprises Series A Preferred Stock. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section entitled "Summary Term Sheet" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Excel Legacy Corporation, a Delaware corporation. The information set forth in the section entitled "Summary," "The Exchange Offer and Consent Solicitation" and "Information About Legacy" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name of the filing person is Price Enterprises, Inc., a Maryland corporation. The information set forth in the sections entitled "Information About Enterprises," "Information About Legacy," "Securities Ownership of Certain Beneficial Owners and Management of Enterprises" and "Securities Ownership of Certain Beneficial Owners and Management of Legacy" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference. Unless otherwise indicated, the current business address of each filing person and person listed under General Instruction C to Schedule TO is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth in the sections entitled "Summary Term Sheet," "Questions and Answers About the Transactions," "Summary," "The Exchange Offer and Consent Solicitation," "Material United States Federal Income Tax Considerations of the Exchange Offer," "Material United States Federal Income Tax Consequences Related to Price Legacy," "Description of Enterprises Capital Stock" and "Comparison of Stockholder Rights" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the sections entitled "Background and Reasons for the Transactions," "The Exchange Offer and Consent Solicitation," "The Merger, the Sale of the Enterprises Series B Preferred Stock and Related Transactions" and "Information About Legacy" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in the sections entitled "Background and Reasons for the Transactions," "The Merger, the Sale of the Enterprises Series B Preferred Stock and Related Transactions," "Information About Enterprises," "Information About Legacy," "Material United States Federal Income Tax Consequences Related to Price Legacy," "Description of Enterprises Capital Stock" and "Comparison of Stockholder Rights" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds or other consideration required by Enterprises to complete the Exchange Offer is approximately 3,420,636 shares of Enterprises Series A Preferred Stock (consisting of approximately 2,216,110 shares in exchange for Legacy Debentures and approximately 1,204,526 shares in exchange for Legacy Notes) and approximately $500,000, assuming all outstanding Legacy Debentures and Legacy Notes are tendered and exchanged pursuant to the Exchange Offer, in cash for accrued and unpaid interest and expenses, which will be paid from the cash assets of Enterprises.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the section entitled "The Exchange Offer and Consent Solicitation" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

     The following table sets forth certain information regarding the ownership of Legacy Debentures and Legacy Notes as of August 3, 2001 by Enterprises' and Legacy's directors and executive officers, all of Enterprises' and Legacy's directors and executive officers as a group and all other stockholders known by Legacy to beneficially own more than five percent in principal amount of the Legacy Debentures or Legacy Notes.

                                                 PRINCIPAL AMOUNT OF     PERCENT     PRINCIPAL AMOUNT OF      PERCENT
                                                  LEGACY DEBENTURES      OF TOTAL       LEGACY NOTES         OF TOTAL
         NAME(1)                                BENEFICIALLY OWNED ($)     (%)      BENEFICIALLY OWNED ($)      (%)
         -------                                ----------------------     ---      ----------------------   --------
         Robert Price(2)(3)                           7,318,000            22.0             3,992,000           22.1
         Sol Price(2)(4)                              6,288,000            18.9             3,429,000           19.0
         James Cahill(2)(5)                            472,000              1.4               254,000            1.4
         Murray Galinson(2)(6)                         371,000              1.1               202,000            1.1
         Jack McGrory(2)                               123,000               *                 67,000             *
         Gary B. Sabin                                   --                  *                 --                 *
         Richard B. Muir                                 --                  *                 --                 *
         S. Eric Ottesen                                 --                  *                 --                 *
         James Y. Nakagawa                               --                  *                 --                 *
         Graham R. Bullick, Ph.D                         --                  *                 --                 *
         Mark T. Burton                                  --                  *                 --                 *
         John A. Visconsi                                --                  *                 --                 *
         William J. Stone                                --                  *                 --                 *
         Susan M. Wilson                                 --                  *                 --                 *
         John H. Wilmot                                  --                  *                 --                 *
         Richard J. Nordlund                             --                  *                 --                 *
         Robert S. Talbott                               --                  *                 --                 *
         Robert E. Parsons, Jr.                          --                  *                 --                 *
         All executive officers and
            directors as a group (17 persons)          774,000              2.3               419,000            2.3

         *        Less than 1% beneficially owned.

         (1) The address for all persons listed, other than James F. Cahill, Jack McGrory, Robert E. Price and Sol Price is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128. The address for James F. Cahill, Jack McGrory, Robert E. Price and Sol Price is c/o The Price Entities, 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (2) Sol Price, Robert E. Price, James F. Cahill, Murray Galinson and Jack McGrory are directors of The Price Family Charitable Fund. As such, for purposes of this table, they are each deemed to beneficially own $96,000 in principal amount of Legacy Debentures and $52,000 in principal amount of Legacy Notes held by the Charitable Fund. Each of Sol Price, Robert
                  E. Price, James F. Cahill, Murray Galinson and Jack McGrory has shared voting and dispositive power with respect to, and disclaims beneficial ownership of, the Legacy Debentures and Legacy Notes held by the Charitable Fund.

         (3) Includes $7,220,000 in principal amount of Legacy Debentures and $3,939,000 in principal amount of Legacy Notes held by trusts of which Robert E. Price is a trustee. Mr. Price has shared voting and dispositive power with respect to such Legacy Debentures and Legacy Notes. Also includes $2,000 in principal amount of Legacy Debentures and $1,000 in principal amount of Legacy Notes held by Mr. Price as custodian of his minor children under the California Uniform Transfer to Minors Act, or the CUTMA.

         (4) Includes $6,192,000 in principal amount of Legacy Debentures and $3,377,000 in principal amount of Legacy Notes held by The Price Family Charitable Trust of which Sol Price is the sole trustee, and as to which Sol Price has sole voting and dispositive power.

         (5) Includes $185,000 in principal amount of Legacy Debentures and $98,000 in principal amount of Legacy Notes held by trusts of which Mr. Cahill is a trustee. Mr. Cahill has shared voting and dispositive power with respect to, and disclaims beneficial ownership of, the Legacy Debentures and Legacy Notes held by the trusts.

         (6) Includes $275,000 in principal amount of Legacy Debentures and $150,000 in principal amount of Legacy Notes held by Galinson Holdings. Mr. Galinson disclaims beneficial ownership of such Legacy Debentures and Legacy Notes.


     Based on Enterprises' records and on information provided to Enterprises by its directors, executive offers, affiliates and subsidiaries, neither Enterprises nor any of its affiliates or subsidiaries nor, to the best of Enterprises' knowledge, any of the directors or executive officers of Enterprises or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Legacy Debentures or Legacy Notes during the 60 days prior to the date of this Schedule TO.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Neither Enterprises nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of Legacy Debentures or Legacy Notes with respect to the Exchange Offer.

ITEM 10.  FINANCIAL STATEMENTS.

     The information set forth in the sections entitled "Summary--Selected Summary Historical and Selected Unaudited Pro Forma Financial Data," "Summary--Comparative Per Share Data," "Summary--Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends" and "Unaudited Pro Forma Operating and Financial Information" of the Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in the section entitled "The Exchange Offer and Consent Solicitation" and the entire Consent Solicitation Statement/Prospectus is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a)(1)(i)         Letter of Transmittal.

         (a)(1)(ii)        Notice of Guaranteed Delivery.

         (a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(2)            Not applicable.

         (a)(3)            Not applicable.

         (a)(4) Consent Solicitation Statement/Prospectus of Enterprises (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31,
                           2001).

         (a)(5)(i)         Summary Advertisement dated August 10, 2001.

         (a)(5)(ii)        Press Release dated August 10, 2001.

         (a)(5)(iii) Letter to Debtholders of Legacy from Gary B. Sabin, President and Chief Executive Officer of Legacy, dated August 10, 2001 (incorporated by reference to Legacy's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on August 10,
                           2001).

         (b)               Not applicable.

         (d)(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Enterprises, PEI Merger Sub, Inc. and Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).

         (d)(2) Form of Stockholder Agreement, dated as of March 21, 2001, between Enterprises and certain stockholders of Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).

         (d)(3) Form of Stock Purchase Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).

         (d)(4) Form of Loan Assumption Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).

         (d)(5) Form of Supplemental Indenture between Legacy and Wells Fargo Bank Minnesota, N.A. with respect to the 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 (filed as an Annex to the Consent Solicitation Statement/Prospectus constituting part of Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001, and incorporated herein by reference).

         (d)(6) Form of Supplemental Indenture between Legacy and Wells Fargo Bank Minnesota, N.A. with respect to the 10.0% Senior Redeemable Secured Notes due 2004 (filed as an Annex to the Consent

                           Solicitation Statement/Prospectus constituting part of Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001, and incorporated herein by reference).

         (d)(7) Indenture, dated as of November 5, 1999, between Legacy and Wells Fargo Bank Minnesota, N.A. for 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999).

         (d)(8) Indenture, dated as of November 5, 1999, between Legacy and Wells Fargo Bank Minnesota, N.A. for 10.0% Senior Redeemable Secured Notes due 2004, including form of Note and form of Pledge Agreement (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999).

         (g)               Not applicable.

         (h)               Not applicable.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 10, 2001                PRICE ENTERPRISES, INC.


                                        By:   /s/ GARY B. SABIN
                                            ----------------------------------
                                        Name:    Gary B. Sabin
                                        Title:   President and
                                                 Chief Executive Officer

                                  EXHIBIT INDEX

       EXHIBIT
       NUMBER              DESCRIPTION
       ------              -----------
      (a)(1)(i)            Letter of Transmittal.

      (a)(1)(ii)           Notice of Guaranteed Delivery.

      (a)(1)(iii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(2)               Not applicable.

      (a)(3)               Not applicable.

      (a)(4) Consent Solicitation Statement/Prospectus of Enterprises (incorporated by reference to Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31,
                           2001).

      (a)(5)(i)            Summary Advertisement dated August 10, 2001.

      (a)(5)(ii)           Press Release dated August 10, 2001.

      (a)(5)(iii) Letter to Debtholders of Legacy from Gary B. Sabin, President and Chief Executive Officer of Legacy, dated August 10, 2001 (incorporated by reference to Legacy's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on August 10,
                           2001).

      (b)                  Not applicable.

      (d)(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Enterprises, PEI Merger Sub, Inc. and Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).

      (d)(2) Form of Stockholder Agreement, dated as of March 21, 2001, between Enterprises and certain stockholders of Legacy (incorporated by reference to Enterprises' Current Report on Form 8-K filed with the SEC on March 23, 2001).

      (d)(3) Form of Stock Purchase Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).

      (d)(4) Form of Loan Assumption Agreement dated as of September 25, 2000 by and between Legacy and each of Richard B. Muir, Graham R. Bullick, S. Eric Ottesen, and Mark T. Burton (incorporated by reference to Legacy's Quarterly Report on Form 10-Q (File No. 0-23503) filed with the SEC on November 9, 2000).

      (d)(5) Form of Supplemental Indenture between Legacy and Wells Fargo Bank Minnesota, N.A. with respect to the 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 (filed as an Annex to the Consent Solicitation Statement/Prospectus constituting part of Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001, and incorporated herein by reference).

      (d)(6) Form of Supplemental Indenture between Legacy and Wells Fargo Bank Minnesota, N.A. with respect to the 10.0% Senior Redeemable Secured Notes due 2004 (filed as an Annex to the Consent Solicitation Statement/Prospectus constituting part of Enterprises' Registration Statement on Form S-4 (File No. 333-61622) filed with the SEC on May 25, 2001, as amended by Amendment No. 1 to Form S-4 filed July 6, 2001 and Amendment No. 2 to Form S-4 filed July 31, 2001, and incorporated herein by reference).

      (d)(7) Indenture, dated as of November 5, 1999, between Legacy and Wells Fargo Bank Minnesota, N.A. for 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999).

      (d)(8) Indenture, dated as of November 5, 1999, between Legacy and Wells Fargo Bank Minnesota, N.A. for 10.0% Senior Redeemable Secured Notes due 2004, including form of Note and form of Pledge Agreement (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999).

      (g)                  Not applicable.

      (h)                  Not applicable.